UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Masonite International Corporation

(Name of the Issuer)

Masonite International Corporation
Stile Acquisition Corp.
Stile Consolidated Corp.
Stile Holding Corp.
KKR Millennium Fund (Overseas), Limited Partnership
Philip S. Orsino
John F. Ambruz
James U. Morrison
Lawrence P. Repar

(Name of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

575384102

(CUSIP Number of Class of Securities)

Harley Ulster Masonite International Corporation 1600 Britannia Road Mississauga, Ontario, Canada L4W 2J2 (905) 670-6520	Scott C. Nuttall
Stile Acquisition Corp.
Stile Consolidated Corp.
Stile Holding Corp.
KKR Millennium Fund (Overseas), Limited Partnership
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
(212) 750-8300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

With copies to:

James C. Morphy Keith A. Pagnani Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Gary I. Horowitz Marni J. Lerner Simpson Thacher & Bartlett LLP 425 Lexington Ave. New York, New York 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation $1,861,705,535*	Amount of Filing Fee $219,123**

*Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 54,796,531 common shares of Masonite International Corporation (“Masonite”) that are proposed to be purchased in the transaction and (ii) $32.89 (calculated by multiplying the per share purchase price of C$40.20 by 0.8181, the noon rate of exchange for US$1.00 as reported by the Bank of Canada on January 18, 2005), (b) the product of (i) 2,281,018 common shares of Masonite subject to currently outstanding options that are proposed to be cashed out in the transaction and (ii) the excess of $32.89 over $13.56 (calculated by multiplying the weighted average exercise price of such options of C$16.58 by 0.8181, the noon rate of exchange for US$1.00 as reported by the Bank of Canada on January 18, 2005) and (c) the product of (i) 465,213 outstanding restricted share units and deferred share units of Masonite that are proposed to be cashed out in the transaction and (ii) $32.89 (calculated by multiplying the consideration per restricted share unit and deferred share unit of C$40.20 by 0.8181, the noon rate of exchange for US$1.00 as reported by the Bank of Canada on January 18, 2005).

**The amount of filing fee was calculated by multiplying the Transaction Valuation amount by 0.0001177.

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑

Amount Previously Paid: $219,123	Filing Party: Masonite International Corporation

Form or Registration No.: Schedule 13E-3 (File No. 005-43863)	Dates Filed: January 19, 2005, February 4, 2005

INTRODUCTION

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amended Schedule 13E-3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on January 19, 2005 (the “Initial Schedule 13E-3”), as amended by Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on February 4, 2005, and is being filed with the Securities and Exchange Commission (the “SEC”) by (1) Masonite International Corporation, an Ontario corporation (“Masonite”), (2) Stile Acquisition Corp., an Ontario corporation (“Stile”), (3) Stile Consolidated Corp., a Canadian federal corporation that owns 100% of the equity securities of Stile (“Stile Consolidated”), (4) Stile Holding Corp., a Canadian federal corporation that owns 100% of the equity securities of Stile Consolidated (“Stile Holding”), (5) KKR Millennium Fund (Overseas), Limited Partnership, an Alberta limited partnership that owns 100% of the equity securities of Stile Holding (“KKR Millennium,” and together with Stile, Stile Consolidated and Stile Holding, the “Stile Affiliates”), (6) Philip S. Orsino, (7) John F. Ambruz, (8) James U. Morrison and (9) Lawrence P. Repar.

     This Amended Schedule 13E-3 relates to the Combination Agreement, dated December 22, 2004, as amended and restated on January 16, 2005, between Masonite and Stile (the “Combination Agreement”), which provides for the acquisition of all the outstanding common shares of Masonite (the “Common Shares”) by Stile pursuant to a plan of arrangement (the “Arrangement”). If the Arrangement is approved by the Superior Court of Justice (Ontario) and by Masonite’s shareholders, and the other conditions to the closing of the Arrangement set forth in the Combination Agreement are satisfied or waived, each outstanding Common Share of Masonite will be acquired by Stile for cash consideration of C$40.20 (other than certain Common Shares held by certain employees and officers of Masonite (such Common Shares, the “Employee Rollover Shares”), which will be exchanged for common shares of Stile Holding). Concurrently with the closing of the Arrangement, Philip S. Orsino, John F. Ambruz, James U. Morrison and Lawrence P. Repar (collectively, the “Management Investors”) have agreed to invest an aggregate of at least US$19.5 million in equity securities of Stile Holding, contingent on the Management Investors reaching satisfactory investment terms with Stile Holding. Following the completion of the Arrangement and the exchange of the Employee Rollover Shares for common shares of Stile Holding, Masonite will be a direct wholly owned subsidiary of Stile and an indirect wholly owned subsidiary of Stile Consolidated and Stile Holding.

     Concurrently with the filing of the Initial Schedule 13E-3, Masonite filed with the Ontario Securities Commission a notice of application and notice and management proxy circular (as amended, the “Circular”) relating to the special meeting of Masonite shareholders to consider and vote on a resolution approving the Arrangement. The Circular is attached as Exhibit (a)(1) to this Schedule 13E-3. The information in the Circular, including all appendices thereto, is hereby expressly incorporated by reference into this Schedule 13E-3, and the responses to each item are qualified in their entirety by the provisions of the Circular and the appendices thereto. Capitalized terms used but not defined in this Amended Schedule 13E-3 shall have the meanings given to such terms in the Circular.

     The information contained in this Amended Schedule 13E-3 and/or the Circular concerning Masonite was supplied by Masonite. Similarly, the information contained in this Amended Schedule 13E-3 and/or the Circular concerning each filing person other than Masonite was supplied by each such filing person.

     The Stile Affiliates do not believe that they are affiliates of Masonite at this time and, thus, believe they are not required to file this Amended Schedule 13E-3. They have filed this Amended Schedule 13E-3 solely in light of their relationship with the Management Investors and the fact that they have noticed that in several instances involving similar transactions, persons similarly situated to them have filed a Schedule 13E-3.

Item 1.   Summary Term Sheet (Regulation M-A Item 1001).

     The information set forth in the Circular under the caption “Summary of Circular” is incorporated herein by reference.

Item 2.   Subject Company Information (Regulation M-A Item 1002).

     (a)   Name and Address. The information set forth in the Circular under the captions “Summary of Circular – The Companies” and “Information Concerning Masonite – General” is incorporated herein by reference.

     (b)   Securities. The information set forth in the Circular under the captions “Information Concerning the Meeting and Voting” and “Information Concerning Masonite – Market for Securities” is incorporated herein by reference.

     (c)   Trading Market and Price. The information set forth in the Circular under the caption “Information Concerning Masonite – Market for Securities” is incorporated herein by reference.

     (d)   Dividends. The information set forth in the Circular under the caption “Information Concerning Masonite – Dividend Policy” is incorporated herein by reference.

     (e)   Prior Public Offerings. None.

     (f)   Prior Stock Purchases. The information set forth in the Circular under the captions “Purchases and Sales of Common Shares” and “Information Concerning Masonite – Executive Compensation” is incorporated herein by reference. None of the Stile Affiliates have purchased any securities of Masonite during the past two years.

Item 3.   Identity and Background of Filing Person (Regulation M-A Item 1003).

     (a)   Name and Address. The following sets forth the name, business address and business telephone number of each filing person:

Masonite International Corporation, the subject company
1600 Britannia Road
Mississauga, Ontario, Canada
L4W 2J2
(905) 670-6520

Stile Acquisition Corp.
Stile Consolidated Corp.
Stile Holding Corp.
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street
Suite 4200
New York, NY 10019
(212) 750-8300

KKR Millennium Fund (Overseas), Limited Partnership
c/o Eeson Woolstencroft LLP
Suite 500
603 7th Avenue S.W.
Calgary, Alberta T2P 2T5
Canada
(212) 750-8300

Philip S. Orsino, President, Chief Executive Officer and Director of Masonite
John F. Ambruz, Executive Vice President, Strategic Development of Masonite
c/o Masonite International Corporation
1600 Britannia Road
Mississauga, Ontario, Canada
L4W 2J2
(905) 670-6520

James U. Morrison, Executive Vice President and Group Chief Operating Officer of Masonite
Lawrence P. Repar, Executive Vice President and Group Chief Operating Officer of Masonite
c/o Masonite International Corporation
1 North Dale Mabry, Suite 950
Tampa, Florida, 33609
(813) 877-2726

     The following sets forth the names and titles of the directors and senior officers of Masonite other than the Management Investors. The business address of each such person listed, except for Messrs. Coghlan, Kohner and Rabe, is c/o Masonite International Corporation, 1600 Britannia Road, Mississauga, Ontario, Canada L4W 2J2. The business address for Messrs. Coghlan and Rabe is c/o Masonite International Corporation, Coates Technical Center, 1955 Powis Road, West Chicago, Illinois, 60185. The business address for Mr. Kohner is c/o Masonite International Corporation, 1 North Dale Mabry, Suite 950, Tampa, Florida, 33609.

Peter A. Crossgrove, non-executive Chairman of the Board of Directors
Howard L. Beck, Director
John J. Berton, Director
John M. Cassaday, Director
Fredrik S. Eaton, Director
Alan R. McFarland, Director
Joseph L. Rotman, Director
Saul M. Spears, Director
Paul A. Bernards, Executive Vice President and Chief Financial Officer
Robert V. Tubbesing, Executive Vice President, Finance
Harley Ulster, Executive Vice President, General Counsel and Secretary
Henry Coghlan, Vice President, Technology & Engineering
Wilfred A. Curtis, Vice President, Risk Management
Philip P. Kohner, Vice President, Human Resources
James Rabe, Vice President, Environmental Health & Safety

     The following sets forth the names and titles of the directors and executive officers of each of Stile, Stile Consolidated and Stile Holding (collectively, the “Stile D&O’s”). The business address Messrs. Raether, Nuttall, Olson and Janetschek is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The business address of Mr. Murphy is c/o Shoppers Drug Mart Corporation, 243 Consumer Road, North York, Ontario, M2J 4W8, Canada.

Paul E. Raether, Director and President
Glenn Murphy, Director
Scott C. Nuttall, Vice President
Tagar C. Olson, Vice President
William J. Janetschek, Vice President

     KKR Associates Millennium (Overseas), Limited Partnership (“KKR Associates”) is the general partner of KKR Millennium. KKR Millennium Limited (“KKR Limited”) is the general partner of KKR Associates. The business address of KKR Associates is c/o Eeson Woolstencroft LLP, Suite 500, 603 7th Avenue S.W., Calgary, Alberta T2P 2T5, Canada. The business address of KKR Limited is c/o M&C Corporate Services Ltd., Ugland House, South Church Street, George Town, Grand Caymen, Caymen Islands. No person controls KKR Limited.

     Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes Huth, Todd A. Fisher and Alexander Navab are directors of KKR Limited (collectively, the “KKR Limited Directors”). KKR Limited has no executive officers and is not controlled by any person.

     Each of the KKR Limited Directors is a managing member or member of KKR & Co. L.L.C., a limited liability company that is the general partner of Kohlberg Kravis Roberts & Co. L.P., a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England. Except for Messrs. Huth and Navab, each of the KKR Limited Directors has held such position for more than five years. From 1999 until 2000, Mr. Huth was an executive of Kohlberg Kravis Roberts & Co. L.P. From 1993 until 2001, Mr. Navab was an executive of Kohlberg Kravis Roberts & Co. L.P.

     The business address of Messrs. Kravis, Raether, Golkin, Stuart and Navab is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019. The business address of Messrs. Roberts, Michelson, Greene and Gilhuly is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The business address of Messrs. Huth and Fisher is c/o Kohlberg Kravis Roberts & Co. Ltd., Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England.

     Each of the KKR Limited Directors is a United States citizen except for Mr. Huth, who is a German citizen.

     Stile, Stile Consolidated, Stile Holding, the Stile D&O’s, KKR Millennium, KKR Associates, KKR Limited and the KKR Limited Directors are referred to herein as the “KKR Affiliates.”

     (b) Business and Background of Entities.

     The information set forth in the Circular under the caption “Information Concerning the Stile Affiliates” is incorporated herein by reference.

     KKR Associates is an Alberta limited partnership principally engaged in the business of investing in other companies through partnerships and limited liability companies. KKR Limited is a Cayman Islands company principally engaged in the business of investing in other companies through partnerships and limited liability companies.

     (c) Business and Background of Natural Persons.

     Management Investors; Masonite Directors and Executive Officers

     Philip S. Orsino is the President, Chief Executive Officer and a Director of Masonite and has held such positions since 1989. Mr. Orsino currently serves as a member of the Board and Chairman of the Finance and Audit Committee of the University Health Network, and as a director of Clairvest Group Inc. and the Bank of Montreal. Mr. Orsino is a Canadian citizen.

     John F. Ambruz is the Executive Vice President, Strategic Development of Masonite and has held such position since May 2004. Mr. Ambruz was a consultant to Masonite between 2000 and 2004, and was Vice President, Strategic Development of Premdor Inc. (Masonite’s predecessor) between 1998 and 2000. Prior to March 1998, Mr. Ambruz was a consultant to Premdor Inc. Mr. Ambruz is a Canadian citizen.

     James U. Morrison is an Executive Vice President & Group Chief Operating Officer of Masonite and has held such positions since 2003. Mr. Morrison was an Executive Vice President of Masonite between 2001 and 2003. For several years prior to 2001, Mr. Morrison was an Executive Vice President and General Manager, Building and Industrial Products, of Masonite Corporation. Mr. Morrison is a United States citizen.

     Lawrence P. Repar is an Executive Vice President & Group Chief Operating Officer of Masonite and has held such positions since 2003. Mr. Repar was an Executive Vice President and Managing Director of Sales and Marketing of Masonite between 1995 and 2003. Mr. Repar is a Canadian citizen.

     Peter A. Crossgrove is the non-executive Chairman of the Board of Directors of Masonite and has been a Director of Masonite since 1989. Mr. Crossgrove is also a director of QLT Inc., Barrick Gold Corporation, Dundee Realty Inc., Band-Ore Resources Ltd. and Philex Gold, the Treasurer and Vice Chair of CARE International and the Chairman of Cancer CARE Ontario and the Canadian Association of Provincial Cancer Agencies. Mr. Crossgrove is a Canadian citizen.

     Howard L. Beck has been a Director of Masonite since 1990. Mr. Beck is currently a director of, and advisor to, Barrick Gold Corporation, Citibank Canada, Trizec Canada Inc. and Cineplex Galaxy.

Income Fund. Mr. Beck previously served as the Vice-Chairman of Barrick Gold Corporation and the Horsham Corporation (the predecessor to TrizecHahn Corporation). Mr. Beck is a Canadian citizen.

     John J. Berton has been a Director of Masonite since 1991. Mr. Berton is the President (since 1991) and a director (since 1993) of Starlaw Holdings Limited, a private investment holding company, the address of which is 66 Wellington Street West, T-D Bank Tower, Suite 2910, Toronto, Ontario, Canada M5K 1K8. Mr. Berton is a Canadian citizen.

     John M. Cassaday has been a Director of Masonite since 1993. Mr. Cassaday has been the President and Chief Executive Officer of Corus Entertainment Inc., a media and entertainment company, since 1997. Corus is a publicly traded company listed on the Toronto Stock Exchange and the New York Stock Exchange, the address of which is BCE Place, Suite 1630, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. Mr. Cassaday is a director of Manulife Financial, Loblaw Companies Limited, Sysco Corporation and St. Michael’s Hospital. Mr. Cassaday is a Canadian citizen.

     Fredrik S. Eaton has been a Director of Masonite since 1994. Mr. Eaton is, and has been for more than five years, the Chairman of White Raven Capital Corp., a private holding company, the address of which is 55 St. Clair Avenue West, Suite 260, Toronto, Ontario, Canada M4V 2Y7. Mr. Eaton is also a Fellow of The Royal Society for the encouragement of the Arts, Manufactures & Commerce. Mr. Eaton is a Canadian citizen.

     Alan R. McFarland has been a Director of Masonite since 1994. Mr. McFarland is, and has been for more than five years, the Managing Member of McFarland Dewey & Co., LLC, an investment banking firm, the address of which is 420 Lexington Avenue, Suite 2650, New York, New York 10170. Mr. McFarland is a director of Placer Dome Inc., a Trustee of the National Constitution Center, Philadelphia, and a Trustee of the New York Children’s Aid Society. Mr. McFarland is a United States citizen.

     Joseph L. Rotman has been a Director since 1994. Mr. Rotman is, and has been for more than five years, the Chairman and Chief Executive Officer of Roy-L Capital Corporation, a private investment company, the address of which is 22 St. Clair Avenue East, Suite 1701, Toronto, Ontario, Canada M4T 2S3. Mr. Rotman serves as a director of Barrick Gold Corporation, the Bank of Montreal and Clairvest Group Inc. Mr. Rotman is a member of the Governing Council and Executive Committee of the Canadian Institutes of Health Research and a Board Member of MaRS (Medical and Related Sciences Discovery District). Mr. Rotman is a Canadian citizen.

     Saul M. Spears has been a Director of Masonite since 1979. Mr. Spears is a Canadian citizen.

     Paul A. Bernards is the Executive Vice President and Chief Financial Officer of Masonite and has held such positions since June 2004. Mr. Bernards was a Vice President and Corporate Controller of Masonite between 2000 and 2004, and was the Corporate Controller of Masonite between 1996 and 2000. Mr. Bernards is a Canadian citizen.

     Robert V. Tubbesing is the Executive Vice President, Finance of Masonite and has held such position since June 2004. Mr. Tubbesing was a Vice President and Chief Financial Officer of Masonite between 1989 and 2004. Mr. Tubbesing is a United States and Canadian citizen.

     Harley Ulster is the Executive Vice President, General Counsel and Secretary of Masonite and has held such positions since 1992. Mr. Ulster is a Canadian citizen.

     Henry Coghlan is the Vice President, Technology & Engineering of Masonite and has held such position since May 2004. Mr. Coghlan was a Manager, Technology & Engineering of Masonite Corporation between 2002 and 2004. For several years prior to 2002, Mr. Coghlan was a Special Project Manager, Masonite Corporation. Mr. Coghlan is a United States citizen.

     Wilfred A. Curtis is a Vice President, Risk Management of Masonite and has held such position since 2003. Mr. Curtis was a Vice President, Administration of Masonite between 1997 and 2003. Mr. Curtis is a Canadian citizen.

     Philip P. Kohner is the Vice President, Human Resources of Masonite and has held such position since May 2004. Mr. Kohner was a Manager, Human Resources of Masonite Corporation between 2002 and 2004. For several years prior to 2002, Mr. Kohner was a Business Human Resource Leader of Masonite Corporation. Mr. Kohner is a United States citizen.

     James Rabe is the Vice President, Environmental Health & Safety of Masonite and has held such position since May 2004. Mr. Rabe was a Vice President, Environmental Health & Safety of Masonite Corporation between 2001 and 2004. For several years prior to 2001 Mr. Rabe was a Manager, Environmental Health & Safety, of Masonite Corporation. Mr. Rabe is a United States citizen.

     During the last five years, none of Masonite, any of its directors and executive officers, nor any of the Management Investors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     Stile, Stile Consolidated and Stile Holding Directors and Executive Officers

     Paul E. Raether is a member of KKR & Co. L.L.C., a limited liability company that is the general partner of Kohlberg Kravis Roberts & Co. L.P., a private investment firm, the address of which is 9 West 57th Street, New York, New York 10019, and has held such position since 1996. Mr. Raether is also a director of Idex Corporation and Shoppers Drug Mart Corporation. Mr. Raether is a United States citizen.

     Glenn Murphy is the Chairman and Chief Executive Officer of Shoppers Drug Mart Corporation, a licensor of full-service retail drug stores with a business address of 243 Consumer Road, North York, Ontario, Canada M2J 4W8, and has held such positions since 2001. From 2000 to 2001, Mr. Murphy was President and Chief Executive Officer of Chapters Retail, a Canadian book retailer, with a business address of 90 Runson Boulevard, Etobicoke, Ontario, Canada. From 1999 to 2000, Mr. Murphy was Chief Executive Officer of Provigo/Loblaw Companies, a food distributor with a business address of 1600 Boulevard des Soures, Montreal, Quebec, Canada. Mr. Murphy is a Canadian citizen.

     Scott C. Nuttall is an executive of Kohlberg Kravis Roberts & Co. L.P., a private investment firm, the address of which is 9 West 57th Street, New York, New York 10019, and has held such position since 1996. Mr. Nuttall is also a director of Willis Group Holdings Ltd., AleaGroup Holdings (Bermuda) Ltd, KKR Financial Corporation and Bristol West Holding, Inc. Mr. Nuttall is a United States citizen.

     Tagar C. Olson is an executive of Kohlberg Kravis Roberts & Co. L.P., a private investment firm, the address of which is 9 West 57th Street, New York, New York 10019, and has held such position since 2002. From 1999 until 2002, Mr. Olson was an executive with Evercore Partners Inc., a private investment firm with a business address of 65 E. 55th St., 33rd Fl., New York, NY 10022. Mr. Olson is also a director of Jostens IH Corp. Mr. Olson is a United States citizen.

     William J. Janetschek is the Chief Financial Officer of Kohlberg Kravis Roberts & Co. L.P., a private investment firm, the address of which is 9 West 57th Street, New York, New York 10019, and has held such position since 1999. Mr. Janetschek is a United States citizen.

     During the last five years, none of the KKR Affiliates has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.   Terms of the Transaction (Regulation M-A Item 1004).

     (a)   Material Terms. The information set forth in the Circular under the captions “Summary of Circular,” “Information Concerning the Meeting and Voting,” “Background to and Fairness of the Arrangement,” “Reasons for the Arrangement,” “Particulars of the Arrangement,” “The Combination Agreement,” “Canadian Federal Income Tax Considerations,” “United States Federal Income Tax Consequences” as well as Appendix B – Amended and Restated Combination Agreement are incorporated herein by reference.

     (c)   Different Terms. The information set forth in the Circular under the captions “Summary of Circular – Interests of Directors and Senior Officers in the Arrangement,” “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement” and “Particulars of the Arrangement – Company Options” is incorporated herein by reference.

     (d)   Appraisal Rights. The information set forth in the Circular under the captions “Summary of Circular – Rights of Dissent” and “Rights of Dissenting Shareholders” is incorporated herein by reference.

     (e)   Provisions for Unaffiliated Security Holders. None.

     (f)   Eligibility for Listing or Trading. Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005).

     (a)   Transactions. The information set forth in the Circular under the captions “Summary of Circular – Interests of Directors and Senior Officers in the Arrangement,” “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement,” “Information Concerning Masonite – Equity Compensation Plan Information,” “Information Concerning Masonite – Executive Compensation,” “Information Concerning Masonite – Compensation of Directors” and “Purchases and Sales of Common Shares” is incorporated herein by reference.

     (b)   Significant Corporate Events and (c) Negotiations or Contacts. The information set forth in the Circular under the captions “Summary of Circular – Interests of Directors and Senior Officers in the Arrangement,” “Background to and Fairness of the Arrangement – History of Discussions Between Masonite and KKR,” “Reasons for the Arrangement,” “Particulars of the Arrangement” and “The Combination Agreement” is incorporated herein by reference.

     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Circular under the captions “Summary of Circular – Interests of Directors and Senior Officers in the Arrangement,” “Background to and Fairness of the Arrangement – History of Discussions Between Masonite and KKR,” “Reasons for the Arrangement,” “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement,” “Particulars of the Arrangement – Company Options,” “Particulars of the Arrangement – Sources of Funds for the Arrangement,” “Particulars of the Arrangement – Effects of the Arrangement – Plans and Proposals,” “Information Concerning Masonite – Executive Compensation” and “Information Concerning Masonite – Compensation of Directors” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006).

     (b)   Use of Securities Acquired. The information set forth in the Circular under the captions “Summary of Circular – Description of the Arrangement,” “Summary of Circular – Interests of Directors and Senior Officers in the Arrangement,” “Summary of Circular – Rights of Dissent,” “Summary of Circular – Stock Exchange Listings,” “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement,” “Particulars of the Arrangement – Effects of the Arrangement–Plans and Proposals” and “Particulars of the Arrangement – Stock Exchange Listings and Status as a Reporting Issuer” is incorporated herein by reference.

     (c)   Plans. The information set forth in the Circular under the captions “Summary of Circular – Interests of Directors and Senior Officers in the Arrangement,” “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement,” “Particulars of the Arrangement – Effects of the Arrangement – Plans and Proposals” and “Particulars of the Arrangement – Stock Exchange Listings and Status as a Reporting Issuer” is incorporated herein by reference.

Item 7.   Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013).

     (a)   Purposes. The information set forth in the Circular under the captions “Summary of Circular – Fairness of the Arrangement,” “Summary of Circular – Interests of Directors and Senior Officers in the Arrangement,” “Background to and Fairness of the Arrangement – History of Discussions Between Masonite and KKR,” “Background to and Fairness of the Arrangement – Position of the Special Committee as to Fairness,” “Background to and Fairness of the Arrangement – Position of the Board as to Fairness,” “Background to and Fairness of the Arrangement – Position of the Executive Signatories as to Fairness,” “Background to and Fairness of the Arrangement – Position of the Stile Affiliates as to Fairness,” “Reasons for the Arrangement,” “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement” and “Particulars of the Arrangement – Effects of the Arrangement–Plans and Proposals” is incorporated herein by reference.

     (b)   Alternatives. The information set forth in the Circular under the caption “Reasons for the Arrangement” is incorporated herein by reference.

     (c)   Reasons. The information set forth in the Circular under the captions “Summary of Circular – Fairness of the Arrangement,” “Background to and Fairness of the Arrangement” and “Reasons for the Arrangement” is incorporated herein by reference.

     (d)   Effects. The information set forth in the Circular under the captions “Summary of Circular – Description of the Arrangement,” “Summary of Circular – Fairness of the Arrangement,” “Summary of Circular – Interests of Directors and Senior Officers in the Arrangement,” “Summary of Circular – The Combination Agreement,” “Summary of Circular – Rights of Dissent,” “Summary of Circular – Stock Exchange Listings,” “Summary of Circular – Canadian Federal Income Tax Considerations,” “Summary of Circular – United States Federal Income Tax Consequences,” “Reasons for the Arrangement,” “Particulars of the Arrangement – Summary of the Arrangement,” “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement,” “Particulars of the Arrangement – Sources of Funds for the Arrangement,” “Particulars of the Arrangement – Effects of the Arrangement–Plans and Proposals,” “Particulars of the Arrangement – Stock Exchange Listings and Status as a Reporting Issuer,” “The Combination Agreement,” “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.   Fairness of the Transaction (Regulation M-A Item 1014).

     (a)   Fairness and (b) Factors Considered in Determining Fairness. The information set forth in the Circular under the captions “Summary of Circular – Fairness of the Arrangement,” “Background to and Fairness of the Arrangement” and “Reasons for the Arrangement” is incorporated herein by reference.

     (c)   Approval of Security Holders. The information set forth in the Circular under the captions “Summary of Circular – Vote Required for the Arrangement,” “Information Concerning the Meeting and

Voting” and “Particulars of the Arrangement – Vote Required to Approve the Arrangement” is incorporated herein by reference.

     (d)   Unaffiliated Representatives. The information set forth in the Circular under the captions “Summary of Circular – Fairness of the Arrangement” and “Background to and Fairness of the Arrangement” is incorporated herein by reference.

     (e)   Approval of Directors. The information set forth in the Circular under the captions “Summary of Circular – Fairness of the Arrangement,” “Background to and Fairness of the Arrangement – History of Discussions Between Masonite and KKR,” “Background to and Fairness of the Arrangement – Position of the Special Committee as to Fairness,” “Background to and Fairness of the Arrangement – Position of the Board as to Fairness” and “Reasons for the Arrangement” is incorporated herein by reference.

     (f)   Other Offers. The information set forth in the Circular under the caption “Background to and Fairness of the Arrangement – History of Discussions Between Masonite and KKR” is incorporated herein by reference.

Item 9.   Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015).

     (a)   Report, Opinion or Appraisals, (b) Preparer and Summary of the Report, and (c) Availability of Documents. The information set forth in the Circular under the captions “Summary of Circular – Fairness of the Arrangement,” “Background to and Fairness of the Arrangement – Opinion of Merrill Lynch,” “Reasons for the Arrangement” as well as Appendix F – Merrill Opinion is incorporated herein by reference.

Item 10.   Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007).

     (a)   Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Circular under the captions “Summary of Circular – Interests of Directors and Senior Officers in the Arrangement,” “Particulars of the Arrangement – Interests of Directors and Senior Officers in the Arrangement,” “Particulars of the Arrangement – Sources of Funds for the Arrangement” and “Particulars of the Arrangement – Expenses” is incorporated herein by reference.

Item 11.   Interest in Securities of the Subject Company (Regulation M-A Item 1008).

     (a)   Securities Ownership. The information set forth in the Circular under the caption “Information Concerning Masonite – Share Ownership of Directors and Senior Officers” is incorporated herein by reference.

     None of the KKR Affiliates beneficially owns any Masonite common shares.

     (b)   Securities Transactions. The information set forth in the Circular under the caption “Purchases and Sales of Common Shares” is incorporated herein by reference.

     None of the Management Investors, the directors and senior officers of Masonite nor the KKR Affiliates have effected any transaction in shares of Masonite common stock during the 60 days preceding the date of filing this Schedule 13E-3.

Item 12.   The Solicitation or Recommendation (Regulation M-A Item 1012).

     (d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Circular under the captions “Summary of Circular – Vote Required for the Arrangement,” and “Particulars of the Arrangement – Vote Required to Approve the Arrangement” is incorporated herein by reference.

     (e) Recommendations of Others. The information set forth in the Circular under the captions “Summary of Circular – Fairness of the Arrangement,” “Background to and Fairness of the Arrangement – History of Discussions Between Masonite and KKR,” “Background to and Fairness of the Arrangement – Position of the Special Committee as to Fairness,” “Background to and Fairness of the Arrangement – Position of the Board as to Fairness,” “Background to and Fairness of the Arrangement – Position of the Executive Signatories as to Fairness,” “Background to and Fairness of the Arrangement – Position of the Stile Affiliates as to Fairness” and “Reasons for the Arrangement” is incorporated herein by reference.

Item 13.   Financial Statements (Regulation M-A Item 1010).

     (a)   Financial Information. The information set forth in the Circular under the captions “Information Concerning Masonite – Documents Incorporated by Reference,” “Information Concerning Masonite – Selected Financial Information” and “Additional Information” is incorporated herein by reference.

     (b)   Pro forma Information. Not applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009).

     (a)   Solicitations or Recommendations and (b) Employees and Corporate Assets. The information set forth in the Circular under the captions “Summary of Circular – Fairness of the Arrangement,” “Information Concerning the Meeting and Voting,” “Background to and Fairness of the Arrangement – History of Discussions Between Masonite and KKR,” “Particulars of the Arrangement – Sources of Funds for the Arrangement” and “Particulars of the Arrangement – Expenses” is incorporated herein by reference.

Item 15.   Additional Information (Regulation M-A Item 1011).

     (b)   Other Material Information. The Circular in its entirety, including all appendices thereto, is incorporated herein by reference.

Item 16.   Exhibits (Regulation M-A Item 1016).

(a)(1)	Notice of Application and Notice and Management Proxy Circular, dated January 18, 2005 (as amended, the “Circular”).

(a)(2)	Letter of Transmittal with respect to the Common Shares of Masonite International Corporation, dated January 18, 2005.*

(a)(3)	Form of Proxy Card.*

(a)(4)	Form of Voting Instruction Form.*

(b)(1)	Commitment Letter, dated December 21, 2004, between Stile Acquisition Corp. and The Bank of Nova Scotia.*

(b)(2)
Commitment Letter, dated February 4, 2005, between Stile Acquisition Corp., The Bank of Nova Scotia, Deutsche Bank Securities Inc., Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, UBS Loan Finance LLC and UBS Securities LLC.

(c)(1)	Fairness Opinion of Merrill Lynch, dated December 22, 2004 – included as Appendix F of Exhibit (a)(1) hereto (the Circular).

(c)(2)	Presentation of Merrill Lynch to the Special Committee of the Board of Directors Regarding Project Balboa, dated December 22, 2004.*

(d)(1)
Combination Agreement, dated December 22, 2004, as amended and restated on January 16, 2005, between Stile Acquisition Corp. and Masonite International Corporation – included as Appendix B of Exhibit (a)(1) hereto (the Circular).

(d)(2)	Letter Agreement, dated December 22, 2004, between Philip S. Orsino and Kohlberg Kravis Roberts & Co., L.P.*

(d)(3)	Letter Agreement, dated December 22, 2004, between John F. Ambruz and Kohlberg Kravis Roberts & Co., L.P.*

(d)(4)	Letter Agreement, dated December 22, 2004, between James U. Morrison and Kohlberg Kravis Roberts & Co., L.P.*

(d)(5)	Letter Agreement, dated December 22, 2004, between Lawrence P. Repar and Kohlberg Kravis Roberts & Co., L.P.*

(d)(6)	Form of Employee Rollover Agreement**

(f)	Rights of Dissenting Shareholders – Section 185 of the Business Corporations Act (Ontario) – included as Appendix E of Exhibit (a)(1) hereto (the Circular).

(g)	None.

* Previously filed.

** To be filed by amendment.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005

MASONITE INTERNATIONAL CORPORATION
By	/s/ John F. Ambruz
	Name:	John F. Ambruz
	Title:	Executive Vice-President, Strategic Development

STILE ACQUISITION CORP.
By	/s/ Tagar Olson
	Name:	Tagar Olson
	Title:	Vice President

STILE CONSOLIDATED CORP.
By	/s/ Tagar Olson
	Name:	Tagar Olson
	Title:	Vice President

STILE HOLDING CORP.
By	/s/ Tagar Olson
	Name:	Tagar Olson
	Title:	Vice President

KKR MILLENNIUM FUND (OVERSEAS), LIMITED PARTNERSHIP
By	KKR Associates Millennium (Overseas), Limited Partnership, its General Partner

By	KKR Millennium Limited, its General Partner

By	/s/ Paul Raether
	Name:	Paul Raether
	Title:	Director

PHILIP S. ORSINO
By	/s/ Philip S. Orsino
Philip S. Orsino

JOHN F. AMBRUZ
By	/s/ John F. Ambruz
John F. Ambruz

JAMES U. MORRISON
By	/s/ James U. Morrison
James U. Morrison

LAWRENCE P. REPAR
By	/s/ Lawrence P. Repar
Lawrence P. Repar

Exhibit Index

Exhibit No.	Description of Exhibit

(a)(1)	Notice of Application and Notice and Management Proxy Circular, dated January 18, 2005 (as amended, the “Circular”).

(a)(2)	Letter of Transmittal with respect to the Common Shares of Masonite International Corporation, dated January 18, 2005.*

(a)(3)	Form of Proxy Card.*

(a)(4)	Form of Voting Instruction Form.*

(b)(1)	Commitment Letter, dated December 21, 2004, between Stile Acquisition Corp. and The Bank of Nova Scotia.*

(b)(2)
Commitment Letter, dated February 4, 2005, between Stile Acquisition Corp., The Bank of Nova Scotia, Deutsche Bank Securities Inc., Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, UBS Loan Finance LLC and UBS Securities LLC.

(c)(1)	Fairness Opinion of Merrill Lynch, dated December 22, 2004 – included as Appendix F of Exhibit (a)(1) hereto (the Circular).

(c)(2)	Presentation of Merrill Lynch to the Special Committee of the Board of Directors Regarding Project Balboa, dated December 22, 2004.*

(d)(1)
Combination Agreement, dated December 22, 2004, as amended and restated on January 16, 2005, between Stile Acquisition Corp. and Masonite International Corporation – included as Appendix B of Exhibit (a)(1) hereto (the Circular).

(d)(2)	Letter Agreement, dated December 22, 2004, between Philip S. Orsino and Kohlberg Kravis Roberts & Co., L.P.*

(d)(3)	Letter Agreement, dated December 22, 2004, between John F. Ambruz and Kohlberg Kravis Roberts & Co., L.P.*

(d)(4)	Letter Agreement, dated December 22, 2004, between James U. Morrison and Kohlberg Kravis Roberts & Co., L.P.*

(d)(5)	Letter Agreement, dated December 22, 2004, between Lawrence P. Repar and Kohlberg Kravis Roberts & Co., L.P.*

(d)(6)	Form of Employee Rollover Agreement**

(f)	Rights of Dissenting Shareholders – Section 185 of the Business Corporations Act (Ontario) – included as Appendix E of Exhibit (a)(1) hereto (the Circular).

(g)	None.

* Previously filed.

** To be filed by amendment.